Henkel

A Brand like a Friend

04 MAR 18 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010738

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2004-03-17

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Shaping sustainability together".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kuehn

H. Nicolas

3/22

Encl.

VCmail
17.03.2004 09:45
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Thema: Press Release "Shaping sustainability together"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Shaping sustainability together", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Sustainability Report 2003 presented

Shaping sustainability together

"Shaping a viable future for our world cannot be accomplished through unilateral sustainability efforts, but only in cooperation with our suppliers, customers, and all social groups. Our sustainability performance from 1999 to 2003 shows we are right in taking this approach," said Professor Dr. Ulrich Lehner, President and CEO of the Henkel Group, at the Sustainability Press Conference on March 17, 2004.

Düsseldorf – Prof. Dr. Ulrich Lehner and Dr. Wolfgang Gawrisch, Chief Technology Officer (CTO) Research/Technology and Chairman of the Sustainability Council at Henkel, have presented the Henkel Sustainability Report 2003. The Henkel Group's sustainability performance from 1999 to 2003 published in this Report confirms the high level of environmental protection and occupational safety. Sales rose by 20 percent and operating profit (EBIT) by 17 percent over the same period. As an example, carbon dioxide emissions per metric ton of output have decreased by 14 percent over the past five years. The trend in occupational safety is also positive: Since 1999, the accident incident rate has dropped by 40 percent. Henkel's long-term goal remains zero occupational accidents.

"I am pleased to announce that we have achieved progress in sustainable business practices once again in 2003," said Lehner. "In a true spirit of partnership with our suppliers, customers and all social groups, we work toward achieving our vision: to make people's lives easier, better, and more beautiful with Henkel brands and technologies."

Global Compact: Working together

"We are responsible and committed members of society within every country in which we operate and so do our part to achieve sustainable development."

which we operate and so do our part to achieve sustainable development," emphasized Lehner. Acting on this conviction, Henkel joined the United Nations' Global Compact and publicly declared its support of the protection of human rights, fundamental principles and rights at work, and environmental protection. The spirit of the Global Compact has long been anchored in Henkel's Code of Conduct, which is binding for all of its employees.

Guaranteeing quality

Regarding the significance of sustainable business practices for consumers and industrial customers, Research Chief Gawrisch pointed out: "Quality from Henkel includes high product performance and convenience, as well as product stewardship and environmental compatibility. This is founded on management systems for safety, health, environment and quality, which take all relevant sustainability aspects into account from research and development through to manufacture, use and disposal."

Transferring knowledge and skills

The Sustainability Report 2003 shows how Henkel transfers knowledge in collaboration with its partners. In the year 2000, Henkel acquired a majority participation in the state-owned Algerian detergent industry. This is the most important privatization project in the country. Henkel committed to invest considerable sums in plant modernization and training of the Algerian employees. "The introduction of wastewater-free manufacturing processes in detergent production at the two sites Ain Temouchent and Chelghoum Laid made it possible to cut water consumption by 300,000 cubic meters and to save the equivalent of more than 200,000 euros in operating costs per year," explained Jürgen Seidler, Head of the German and International Laundry Detergents division at Henkel. In addition, together with the German Society for Technical Cooperation [Gesellschaft für Technische Zusammenarbeit (GTZ)], Henkel launched a qualification project for integrated safety, health and environmental management. The participants in this project include not only the company's own staff but also Algerian suppliers, environment agencies, and universities. "The successes

The participants in this project include not only the company's own staff but also Algerian suppliers, environment agencies, and universities. "The successes achieved by Henkel ENAD transmit an important message to the entire industry in Algeria," stated Seidler.

Another example of international knowledge transfer by the Henkel Group is the Schwarzkopf Academy, an education and training system for hairdressers that is available in 34 countries. The seminars for hairdressers cover everything from cutting techniques to salon management. The seminar materials are available on the Internet in several languages. "Training standards differ widely around the world," explained Rainer Tschersig, Head of the Hairdressing Strategic Business Unit of the Henkel Group and Managing Director of Hans Schwarzkopf & Henkel GmbH & Co. KG, Hamburg. "With our Schwarzkopf Academy, we help to define training standards, particularly in Asia and South America, and establish affordable seminars and training courses for hairdressers." As a global partner to hairdressers, Schwarzkopf supplies all of the professional services associated with hairdressing.

Copies of the Henkel Sustainability Report can be ordered by e-mail from rd-publications@henkel.com. The Report is available in German and English.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

March 17, 2004

Contact:
Henkel Group
R&D and Sustainability Communications

Wolfgang Zengerling			Jan-Dirk Seiler-Hausmann
Phone:	+49 (0)211-797-9336	Phone:	+49 (0)211-797-9062
Fax:	+49 (0)211-798-5598	Fax:	+49 (0)211-798-5598

Email: press@henkel.com

Internet: http://www.press.henkel.com
http://www.sd.henkel.com